

June 24, 2011

Via E-Mail
Mr. Peter A. Cohen
Chairman of the Board, Chief Executive Officer and President
Cowen Group, Inc.
599 Lexington Avenue
New York, NY 10022

  Re: **Cowen Group, Inc.**
     Form 10-K for the Year Ended December 31, 2010
     Form 10-Q for the Period Ended March 31, 2011
     File No. 1-34516

Dear Mr. Cohen:

  We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 43

Results of Operations, page 55

1. Please revise in future periodic filings to provide a more robust discussion and analysis of employee compensation and benefits expenses, including disclosure and analysis of the compensation-to-revenue ratio and significant changes in headcount.

Short-Term Borrowings and other debt, page 73

2. Please revise in future periodic filings to discuss your use of repurchase agreements, including the significant terms and business purposes of such agreements and any significant trends in your use of such agreements. Please provide us with your proposed disclosure.

Consolidated Statements of Operations, page F-5

3.   In future filings please revise the statement of operations to report net interest income as prescribed by Article 9 of Regulation S-X and to include the relevant disclosures of Industry Guide 3, or tell us how you determined that such presentation is not appropriate. Refer to SAB 11-K.

Notes to Consolidated Financial Statements, page F-9

Note 5. Investments of Operating Entities and Consolidated Funds, page F-31

4.   Please tell us what factors led to the increases in fair value of Lehman claims in other investments and consolidated funds' other investments during the year ended December 31, 2010 and the quarter ended March 31, 2011.

5.   Please revise in future periodic filings to clarify how the amounts of Enterprise Masters' Lehman claims disclosed on page F-40 relate to the fair value of Lehman claims held by the consolidated funds disclosed on page F-37.

Note 6. Fair Value Measurements for Operating Entities and Consolidated Funds, page F-47

6.   Please revise in future periodic filings to include all disclosures required by ASC 820-10-50, including separate disclosure of significant transfers into Level 3 and significant transfers out of Level 3, and disclosure of the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy, if any, and the reasons for the transfers, with significant transfers into each level disclosed separately from transfers out of each level.

Note 17. Commitments and Contingencies, page F-69

Litigation, page F-70

7.   We note that you have disclosed significant legal proceedings in Item 3 on page 31. Please revise your disclosures in future periodic filings to disclose the nature of your contingencies in your actual financial statements as required by ASC 450-20-50.

8.   We note your disclosure that you cannot reasonably estimate a range of "eventual loss." It is unclear whether the phrase "eventual loss" has the same meaning as "possible loss or range of loss" as required by ASC 450-20-50-4. Please revise in future periodic filings to disclose an estimate of the possible loss or range of loss or, where applicable, a statement that an estimate of the possible loss or range of loss cannot be made.

Note 21. Segment Reporting, page F-76

9.   Please tell us how you determined your operating segments under ASC 280-10-50-1 and, if applicable, how you determined that it was appropriate under ASC 280-10-50-11 to aggregate operating segments within the broker-dealer reportable segment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief

cc: Owen Littman
        (Cowen Group, Inc.)